UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Publix Super Markets, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. None	Page 2 of 6 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Publix Super Markets, Inc. 401(k) SMART Plan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 63,200,675
9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,200,675
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 8.1%
12	Type of Reporting Person EP

SCHEDULE 13G

CUSIP No. None	Page 3 of 6 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Tina P. Johnson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 63,200,675
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 63,200,675
9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,200,675
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 8.1%
12	Type of Reporting Person IN

SCHEDULE 13G

CUSIP No. None	Page 4 of 6 Pages

EXPLANATORY NOTE: This sixth amendment to the initial statement is being filed to reflect changes in the holdings of the Publix Super Markets, Inc. 401(k) SMART Plan (“SMART Plan”) during 2011 and to add Tina P. Johnson, a non-institutional trustee of the SMART Plan, as a reporting person. The joint filing agreement of the reporting persons is attached as Exhibit 1.

Item 1	(a).	Name of Issuer:

Publix Super Markets, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(a).	Name of Persons Filing:

Publix Super Markets, Inc. 401(k) SMART Plan Tina P. Johnson

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(c).	Citizenship:

The Publix Super Markets, Inc. 401(k) SMART Plan was formed under Florida law. Tina P. Johnson is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock, Par Value $1.00 Per Share

Item 2	(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	f.	☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

SCHEDULE 13G

CUSIP No. None	Page 5 of 6 Pages

Item 4.	Ownership

Information regarding ownership of common stock of the issuer:

	(a-b)	Amount beneficially owned and percent of class:

Together the reporting persons are deemed to beneficially own an aggregate of 63,200,675 shares of the Company’s common stock, representing an aggregate of approximately 8.1% of the total outstanding shares of the Company’s common stock as follows:

As of December 31, 2011, the SMART Plan was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 63,200,675 shares of the Company’s common stock or approximately 8.1% of the total outstanding shares of the Company’s common stock.

Changes that have occurred in the total number of shares of the Company’s common stock held by the SMART Plan since the filing of the fifth amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the SMART Plan.

In Tina Johnson’s capacity as a trustee of the SMART Plan, Ms. Johnson is deemed to have sole voting and shared dispositive power over shares held by the SMART Plan. She is therefore deemed to be the beneficial owner of an aggregate of 63,200,675 shares or approximately 8.1% of the total outstanding shares of the Company’s common stock.

	c.	Regarding the number of shares as to which each reporting person has:

		i.	Sole power to vote or direct the vote: see line 5 of the cover sheets.

		ii.	Shared power to vote or direct the vote: see line 6 of the cover sheets.

		iii.	Sole power to dispose or to direct the disposition of: see line 7 of the cover sheets.

		iiii.	Shared power to dispose or to direct the disposition of: see line 8 of the cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Participants in the SMART Plan have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company’s common stock through the Publix Stock Fund offered under the SMART Plan. Vested participants also have the right upon termination, pursuant to the terms of the SMART Plan, to elect an in-kind distribution of the Company’s common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company’s common stock and the proceeds from the sale of the Company’s common stock are credited to participants who have elected to invest in and/or dispose of such common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. None	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	Publix Super Markets, Inc.
401(k) SMART Plan

	By:	/s/ Tina P. Johnson
Tina P. Johnson
Trustee

	By:	Publix Super Markets, Inc.
Plan Administrator

	By:	/s/ Linda S. Kane
Linda S. Kane
Vice President Benefits
Administration and Assistant Secretary

SCHEDULE 1

SHARES HELD BY PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Date	Shares Acquired	Shares Disposed of	Balance	Description of Transaction

Beginning Balance			59,668,975
Jan-11		55,219	59,613,756	Distributions to participants
Feb-11		99,317	59,514,439	Distributions to participants
Mar-11	1,076,673		60,591,112	Company contribution
Mar-11	1,922,343		62,513,455	Purchases by participants
Mar-11		1,344,747	61,168,708	Redemptions by participants
Mar-11		44,680	61,124,028	Distributions to participants
Apr-11		33,604	61,090,424	Distributions to participants
May-11	944,043		62,034,467	Purchases by participants
May-11		681,691	61,352,776	Redemptions by participants
May-11		30,273	61,322,503	Distributions to participants
Jun-11		28,708	61,293,795	Distributions to participants
Jul-11		17,328	61,276,467	Distributions to participants
Aug-11	2,798,098		64,074,565	Purchases by participants
Aug-11		1,062,880	63,011,685	Redemptions by participants
Aug-11		42,460	62,969,225	Distributions to participants
Sep-11		38,705	62,930,520	Distributions to participants
Oct-11		42,012	62,888,508	Distributions to participants
Nov-11	1,543,245		64,431,753	Purchases by participants
Nov-11		1,214,571	63,217,182	Redemptions by participants
Nov-11		16,435	63,200,747	Distributions to participants
Dec-11		72	63,200,675	Distributions to participants

	8,284,402	4,752,702

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement concerning the information required by Schedule 13G need be filed with respect to the beneficial ownership by each of the undersigned reporting persons of common stock of Publix Super Markets, Inc.

Dated: February 14, 2012	Publix Super Markets, Inc.
401(k) SMART Plan

	By:	/s/ Tina P. Johnson
Tina P. Johnson
Trustee

	By:	Publix Super Markets, Inc.
Plan Administrator

	By:	/s/ Linda S. Kane
Linda S. Kane
Vice President Benefits
Administration and
Assistant Secretary